Algonquin Power & Utilities Corp. to Host Virtual Analyst and Investor Day on December 14

OAKVILLE, Ontario – December 1, 2021 – Algonquin Power & Utilities Corp. ("AQN") (TSX/NYSE: AQN) announced plans to host its annual Analyst and Investor Day event by webcast on Tuesday, December 14, 2021 at 9:00 a.m. EST. President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak will be joined by members of the executive leadership team to provide a strategic overview, business updates and financial outlook.
Conference call details are as follows:

Date:	Tuesday, December 14, 2021
Time:	9:00 a.m. EST to 11:30 a.m. EST
Webcast Access:	https://webinars.vantagevenues.com/algonquin-investor-day-2021/
Presentation also available at: www.algonquinpowerandutilities.com
Dial-in Access:	Toll Free Canada/U.S.	1-833-670-0721
Please use following passcode to join the conference call: 9180565

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500